OJSC NOVOLIPETSK STEEL RECEIVED

2007 FEB 13 P 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington DC 20549

15 December 2006

07021034

SUPPL

Re: OJSC Novolipetsk Steel (File No. 82-35021)
On-going Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934, as amended

Ladies and Gentlemen:

On behalf of OJSC Novolipetsk Steel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the Russian Federation, including pursuant to the requirements of the Federal Service for Financial Markets; (ii) filed or become required to file with the United Kingdom Listing Authorities, the London Stock Exchange or the Russian Trading System stock exchange on which its securities are traded and which is made public thereby; or (iii) has distributed or become required to distribute to its security holders:

1. 07-Dec-06, 9M 2006 US GAAP Results

If you should have any questions or comments, please call the undersigned at +7 (495) 411 7355.

Very truly yours,

Anton Bazulev

Director, Investor and Government Relations

Enclosures

PROCESSED

FEB 16 2007

THOMSON
FINANCIAL

dw 2/16

Regulatory Announcement

Go to market news section

Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	9M 2006 US GAAP RESULTS
Released	07:01 07-Dec-06
Number	4190N

07.12.2006

NOVOLIPETSK STEEL 9M 2006 US GAAP RESULTS

OJSC Novolipetsk Steel ("NLMK", "the Company"), the LSE listed leading Russian steel producer, today announced its consolidated US GAAP results for the first nine months ended 30 September, 2006.

Highlights:

Strong 9M 2006 financial results

- Sales revenues amounted to USD 4 358.5 million (+29.6% YoY)
- Cash flows from operating activities were USD 1 029.5 million
- EBITDA* amounted to USD 1 829.4 million (EBITDA margin 42%)
- Net profit was USD 1 684.7 million (+ 61.1% YoY)
- Cash and cash equivalents USD 1 342.4 million as of 30 September, 2006

Recent Developments:

M&A and investment activities. The Company continued to actively manage its asset portfolio following its M&A strategy and internal restructuring plan approved in Q1 2006:

- Acquisition of VIZ-Stal, the second-largest electrical steel manufacturer in Russia. VIZ-Stal is consolidated in NLMK's financial statements since August 14, 2006.

- Disposal of iron ore producer, KMA Ruda, for USD 302.5 mln in September 2006. Proceeds from the disposal are to be invested in the development of the Company's key iron ore asset, Stoilensky GOK.

Agreement to create a joint venture with Duferco Group. The joint venture includes one steel making plant and five steel rolling facilities with total finished steel output of 4.5 million tonnes in 2006 as well as a network of steel service centres. NLMK is to acquire its 50% interest in the joint venture for approximately USD 805 million in cash. Transaction is expected to close by the end of 2006.

Interim dividends. The EGM held on 29 September, 2006 approved a dividend payment in respect of the first six months of 2006 of RUR1.5 per ordinary share (1 GDS = 10 ordinary shares) recommended by the Board of Directors. NLMK transferred funds for dividend payments on Global Depositary Shares (GDSs) to the depositary bank on 23 November 2006.

Corporate developments. In September 2006 the Board of Directors has approved the key

parameters of the 2nd phase of the Technical Upgrade Program (2007 – 2011) with total planned investments of USD 4.4 bn over 5 years. Key strategic goal of the 2nd phase of the Program is balanced development of all business segments across the value chain. The program entails in particular:

- Increasing annual crude steel production by 40% to 12.4 million tonnes
- Maintaining self-sufficiency in major raw materials to support the projected increase in steel production
- Increasing production of finished flat steel products pursuing strategic acquisition opportunities in the core markets and through modernization of existing production facilities

Key financials for nine months ended 30 September, 2006

USD, million	Q3 2006**	Q2 2006**	Change, %	9M 2006	9M 2005	Change, %
Revenue	1 756.8	1 478.7	18.8%	4 358.5	3 362.8	29.6%
Gross profit	899.7	708.6	27.0%	2 052.5	1 615.3	27.1%
Operating income	752.9	545.5	38.0%	1 678.2	1 419.1	18.3%
EBITDA*	836.1	603.4	38.6%	1 829.4	1 586.9	15.3%
EBITDA Margin (%)	47.6%	40.8%		42%	47.2%	
Net profit	740.9	397.9	86.2%	1 684.7	1 045.8	61.1%

** EBITDA = Net income (post share of minorities) + income tax ± interest expense/(income) + depreciation ± losses/(gains) on disposals of property, plant and equipment, ± losses/(gains) on financial investments ± losses/(gains) from discontinued operations;*

*** 9M 2006, H1 2006 and Q1 2006 are official reporting periods. Q3 2006 and Q2 2006 numbers are derived analytically.*

Commenting on the 9M 2006 results, Galina Aglyamova, NLMK's CFO, said:

"NLMK has demonstrated strong financial results for the first nine months of 2006. EBITDA margin for the 9M 2006 stood at 42%. The Company's sound performance was driven by growth in steel output and consolidation of the newly acquired assets, including those with increased share of higher value-added products, supported by favorable steel market environment. NLMK's solid financial results demonstrate successful execution of the Company's strategy aimed at increasing vertical integration and supply of key raw materials, modernization of production facilities and stringent cost management.

We aim to further strengthen NLMK's key competitive advantages in order to achieve sustained financial performance and improved efficiency in the future. In line with the corporate strategy for 2007-2011 NLMK aims to further improve vertical integration, maintain low cost slab production platform and increase output of value-added products. Stable operating cash flow provides the Company with financial flexibility necessary to implement its development strategy."

Management Comments

In the first nine months of 2006, NLMK's sales revenue amounted to USD 4 358.5 million (+29.6% YoY), gross profit was USD 2 052.5 million (+27.1% YoY), net profit (including the sale of financial

assets) amounted to USD 1 684.7 million (+61.1% YoY), with EBITDA at a record USD 1 829.4 million (+15.3% YoY). EBITDA margin in 9M 2006 was 42%.

During the recent years, Novolipetsk Steel has maintained its positions as one of the most efficient steel producers in Russia and worldwide. NLMK's strategy is aimed at increasing the Company's value, creating long-term competitive advantages and reducing dependence on market conditions. This is the cornerstone of NLMK's strong performance which allows the Group to meet the challenges of unfavorable market fluctuations.

Increased production and sales volumes as well as consolidation of the newly acquired subsidiaries – DanSteel A/S, Prokopievskugol Group of Coal Companies, Altai-koks and VIZ-Stal were the main drivers of NLMK's strong performance in the first nine months of 2006. NLMK has changed terms of delivery for export sales in steel products. The sales are performed on DAF, CPT and DDU basis since March 2006 with transportation costs included in the sales price.

The aggregate impact of the above factors resulted in 29.6% increase in revenue over 9M 2006 as compared to 9M 2005. Total revenue for 9M 2006 amounted to USD 4,358.5 million.

Net income for 9M 2006 reached USD 1 684.7 million, (a 61.1% increase YoY). The disposal of Lebedinsky GOK and KMA Ruda stakes was the main factor behind the increase of net profit in 9M 2006 over the corresponding period of last year. The net result from the disposal of Lebedinsky GOK and KMA Ruda were respectively USD 306.3 million and USD 174.5 million, consequently net income without those operations would be USD 1 203.9.

Overall improvement in market environment, acquisition of VIZ-Stal and disposal of KMA Ruda in Q3 2006 were the main contributors to the Group's results improvement over the previous quarter.

Cash provided by operating activities in 9M 2006 amounted to USD 1 029.5 million including USD 501.7 million in Q3 2006 and USD 368.7 million in Q2 2006. At the end of 2005 NLMK accumulated USD 1 924.1 million of cash on its balance sheet. As a result of acquisitions, as of 30 September, 2006 cash and cash equivalents amounted to USD 1 342.4 million, a 30.2% decrease from 31 December 2005.

Steel Segment

The steel segment continues to be the key segment of the Company. In 9M 2006 the steel segment generated USD 3 988.0 million in revenue from external customers, and USD 1 496.9 million of operating income. In 9M 2006, the steel segment comprised 91.5% of consolidated revenue and 89.2% of operating income.

Sales revenue in 9M 2006 increased by USD 827.9 million or 26.2% over the corresponding period of last year and gross profit was up by USD 453.1 million or 34.6%. The following factors had a positive impact on the financial results in 9M 2006:

- Consolidation of DanSeel A/S in December 2005 which resulted in increased sales of finished steel products (heavy plates) in Europe;

- Consolidation of VIZ-Stal in August 2006 which resulted in increased sales of high value-added electrical steel products;

- Growth of production and sales volumes in real terms at the main production site in Lipetsk.

Sales revenue in Q3 2006 amounted to USD 1 594.5 million, an increase of USD 248.5 million or 18.5% compared to Q2 2006. Operating income in Q3 2006 increased by USD 165.5 million or 33.3% over Q2 of 2006.

Favorable market conditions in Q3 2006 allowed the Company to increase average prices for almost all of its products compared to Q2 2006. As a result, average prices in Q3 2006 exceeded the level of Q2 2006. Higher prices and the consolidation of VIZ-Stal since 14 August, 2006 were

the key factors behind growth in key financial metrics.

Mining segment

As of 30 September, 2006, NLMK's mining segment comprises OJSC Stoilensky GOK, OJSC Dolomite and OJSC Stagdok that supply raw materials for NLMK's manufacturing facilities in Lipetsk and also sell a portion of raw materials to third parties.

Iron ore producer Stoilensky GOK is the principal mining company within the Group. In 9M of 2006, it produced 8.45 million tonnes of iron-ore concentrate and 1.0 million tonnes of sinter ore. In 9M 2006, the output of Dolomite was 1.36 million tonnes of flux dolomite. Stagdok, which supplies limestone, produced 2.4 million tonnes of fluxing limestone in the same period.

In 9M 2006, the mining segment's revenue from external customers was USD 70.4 million, which is 4.4% lower than the level reached in 9M 2005. The reduction compared to the same period of last year was due to lower prices in the domestic iron-ore market early this year. In Q2 2006, the market environment improved and this continued into Q3 2006, thus the revenue from external customers in Q3 2006 was higher than in Q2 2006 by USD 0.6 million (+2.2%) and amounted to USD 27.3 million.

The segment's revenue, including intersegmental sales was USD 404.3 million in 9M 2006 (a decrease of 8.6% YoY). The decrease in revenue was attributable to lower prices during the reporting period compared to 9M 2005. In Q3 2006, the mining segment's revenue amounted to USD 153.9 million, which is USD 13.0 million (or 9.2%) higher than in Q2 2006.

As 82.6% of the mining segment's sales in value terms are internal sales within the Company, the segment's share in NLMK's consolidated external revenue in 9M 2006 was 1.6%.

The operating profit increased in Q3 compared to Q2 2006 by USD 35.0 million (59.2%) primarily due to growth in iron-ore prices, higher production volumes and production cost reductions.

Coke-chemical segment

Starting from Q2 2006, OJSC Altai-koks and its subsidiaries are consolidated in the NLMK Group's results. OJSC Altai-koks is one of the leading producers of coke in Russia. After putting into operation of the new coke battery #5 in October 2006, total production capacity reached 5.0 million tonnes of coke per year. The financial results of Altai-koks and its subsidiaries are shown in the coke-chemical segment.

In Q3 2006, Altai-koks produced 807.1 thousand tonnes of coke with 6% moisture content.

In the Q3 2006, the coking segment's revenue from external customers and intersegmental sales was USD 108.9 million, which is USD 26 million or 31.6% higher compared to Q2 2006. The share of coke-chemical segment is 4.5% of the consolidated revenue.

The segment's operating profit amounted to USD 12.2 million in Q3 2006, an increase of USD 8.6 million or 3.3 times compared to the previous quarter.

The improvement in financial results is primarily attributable to growing sales volumes. Coke exports amounted to 235.3 thousands tonnes in Q3 2006, which is 4.9 times higher compared to Q2 2006.

Other segments

Other segments' revenue includes revenue from three operational units, the results of which do not exceed threshold values. These segments include services of OJSC Tuapse Commercial Sea Port (TMTP) and its subsidiaries, financial services, as well as banking and insurance services to business and individuals and mining and enrichment of coal by Prokopievskugol Group.

In the first nine months of 2006, other segment's revenue from external customers was USD 169.9 million (+31.6% YoY). The revenue increase is mainly attributable to the consolidation of

Prokopievskugol Group's financial results from Q2 2006.

In the first nine months of 2006, other segments' gross profit amounted to USD 41.8 million (+0.9% YoY). The operating loss in 9M 2006 was USD 9.2 million. Operating loss was due to consolidation of Prokopievskugol Group's financial results. Prokopievskugol Group made a net loss in Q2 and Q3 2006 due to unfavorable market prices and substantial SG&A expenses. The Company is undertaking a restructuring program of Prokopievskugol aimed at reducing these expenses.

In Q3 2006 external revenue from Other segments amounted to USD 56.4 million, which is USD 2 million or 3.6% higher compared to Q2 2006. Operating loss from Other segments in Q3 2006 was USD 10.0 million, which is USD 2.5 million or 19.7% lower compared to Q2 2006. The reduction of loss is primarily linked to Prokopievskugol turnaround.

Consolidated financial results

In the first nine months of 2006 NLMK's sales revenue amounted to USD 4 358.5 million (+29.6% YoY), gross profit was USD 2 052.5 million (+27.1%), net profit (including profit on sale of financial assets and from discontinued operations - disposal of Lebedinsky GOK and KMA Ruda for USD 306.3 million and USD 174.5 million respectively) amounted to USD 1 684.7 million (+61.1%). EBITDA reached a record of USD 1 829.4 million (+15.3%), EBITDA margin in 9M 2006 was 42%.

The increase in revenue was primarily driven by growth in sales and production volumes as well as consolidation of financial results of Dansteel A/S for the full reporting period, Prokopievskugol Group and Altai-koks starting from April 2006 and VIZ-Stal starting from mid-August 2006.

Sales revenue and gross profit in Q3 2006 increased by 18.8% and 27% respectively compared to Q2 2006. Growing prices for key products and consolidation of VIZ-Stal since mid-August 2006 resulted in strong financial performance over the reporting period. Lower SG&A expenses combined with growing revenue led to 38% growth in operating profit and 38.6% growth in EBITDA compared to the previous quarter.

Consolidated balance sheet data

At the end of 9M 2006, NLMK's assets increased by 33.5% from 31 December 2005 and reached USD 8,290.1 million. Retained earnings were the primary source of financing the increase in the Company's assets.

Highly liquid assets on NLMK's balance sheet substantially exceed borrowings. NLMK's cash and cash equivalents as of 30 September, 2006 amounted to USD 1 342.4 million, which is USD 581.7 million or 30.2% lower compared to the level of 31 December, 2005. This decrease was mainly due to financing of the acquisitions of Dansteel A/S, Prokopievskugol Group, Altai-koks.and VIZ-Stal. NLMK will also acquire a 50% interest in the Duferco joint venture for approximately USD 805 million. NLMK expects to finance the acquisition of its share in the joint venture with Duferco Group out of its existing cash funds.

NLMK's balance sheet structure demonstrates high financial stability of the Company and is confirmed by the highest credit ratings among the Russian steel companies.

In 9M 2006, annualized return on assets (ROA) was 28.8% and annualized return on equity (ROE) was 36.5%, which is higher than in the first half of 2006.

Cash Flow

Stable generation of operational cashflows allows NLMK to support organic development of the Group's asset base as well as new acquisitions using its own cash funds without raising debt.

In the 9M 2006 net cash received from operating activities amounted to USD 1 029.5 million, almost

2.5 times higher than net cash used for purchase and construction of fixed assets, which amounted to USD 415.3 million.

The Group actively implemented its vertical integration strategy aimed at the acquisition of new upstream assets resulting in high degree of self-sufficiency in raw-materials and downstream assets enabling high-value added products output growth. Over the first nine months of 2006 NLMK spent USD 1 348.1 million on acquisitions (net of cash acquired).

Cash outflow from investment activities in 9M 2006 amounted to USD 1 074.4 million compared to USD 391.1 million in 9M 2005. In Q3 2006, investment cash flow was positive at USD 501.7 million, in Q2 2006 it amounted to USD 368.7 million.

The main cash outflows associated with financial activities in 9M 2006 are dividend payments to shareholders. USD 126.9 million of cash outflows was attributable to repayment of loans and promissory notes. The substantial part of these payments is attributed to the companies acquired by NLMK in 2006.

The Company's sustainable financial position allows a flexible business development strategy. Shareholder value creation remains NLMK's key priority. NLMK will therefore continue to pursue its policy of prudent financial discipline implementing its investment projects.

Outlook

Positive trends on global steel markets since the end of Q1 2006 enabled steel companies to take advantage of improved pricing. The upward trend in prices continued in Q2 and Q3 2006. Q4 2006, however, is characterized by price softening in the global steel markets caused by high levels of US inventories and excess supply in the Chinese steel market. We expect that average prices of our steel products in Q1 2007 will be slightly lower compared to Q4 2006.

After major overhauls on the main production site conducted in 2005, NLMK plans to increase its steel output in 2006 to match 2004 levels. The total production volume in 2006 is expected to be 9 125 million tonnes.

The acquisitions of DanSteel A/S, Prokopievskugol, VIZ-Stal and Altai-koks had a positive impact on the growth of Group's sales revenue in 2006.

Taking into consideration the impact of the abovementioned factors, NLMK expects its 2006 revenues to be higher by approximately 30-35%, compared to 2005. We are expecting similar growth rate for our operating profit. We expect NLMK's EBITDA in 2006 to reach approximately USD 2.6 bn.

The sale of non-core iron ore assets will be an additional factor contributing to the Company's profit before tax and net profit in 2006, which we expect will exceed 2005 levels by 60-65%.

requirements the Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

AS AT SEPTEMBER 30, 2006 AND DECEMBER 31, 2005 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	As at September 30, 2006	As at December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	1,342,436	1,924,148
Short-term investments	53,262	27,040
Accounts receivable, net	1,100,058	708,515
Inventories, net	750,637	559,250
Other current assets, net	299,132	208,920
Restricted cash	10,145	7,979
	3,555,670	**3,435,852**
Non-current assets		
Long-term investments	5,379	31,470
Property, plant and equipment, net	3,770,049	2,415,001
Intangible assets, net	201,859	21,086
Goodwill	635,647	173,357
Other non-current assets, net	121,489	133,747
	4,734,423	**2,774,661**
Total assets	**8,290,093**	**6,210,513**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and other liabilities	977,703	565,983
Short-term borrowings	118,663	5,282
Current income tax liability	136,097	40,639
	1,232,463	**611,904**
Non-current liabilities		
Deferred income tax liability	536,765	300,712
Long-term borrowings	13,665	45,341
Other long-term liabilities	55,029	45,505
	605,459	**391,558**
Total liabilities	**1,837,922**	**1,003,462**
Commitments and contingencies	-	-
Minority interest	**128,942**	**92,576**
Stockholders' equity		
Common stock, 1 Russian ruble par value – 5,993,227,240 shares issued and outstanding at September 30, 2006 and December 31, 2005	221,173	221,173
Statutory reserve	10,267	10,267
Additional paid-in capital	1,812	1,812
Accumulated other comprehensive income	485,017	72,129
Retained earnings	5,604,960	4,809,094

	6,323,229	5,114,475
Total liabilities and stockholders' equity	8,290,093	6,210,513

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME	For the nine months ended September 30, 2006	For the nine months ended September 30, 2005
Sales revenue	**4,358,488**	**3,362,770**
Cost of sales		
Production cost	(2,055,714)	(1,537,954)
Depreciation and amortization	(250,258)	(209,555)
	(2,305,972)	**(1,747,509)**
Gross profit	**2,052,516**	**1,615,261**
General and administrative expenses	(132,831)	(111,918)
Selling expenses	(207,735)	(47,759)
Taxes other than income tax	(33,749)	(36,513)
Operating income	**1,678,201**	**1,419,071**
Loss on disposals of property, plant and equipment	(4,764)	(6,923)
Gains on investments, net	395,341	3,285
Interest income	82,713	72,769
Interest expense	(19,404)	(10,741)
Foreign currency exchange loss, net	(71,979)	(18,970)
Other expense, net	(11,787)	(9,152)
Income from continuing operations before income tax and minority interest	**2,048,321**	**1,449,339**
Income tax	(522,810)	(391,253)
Income from continuing operations before minority interest	**1,525,511**	**1,058,086**
Minority interest	(15,807)	(17,181)
Equity in net earnings of associate	497	3,601
Income from continuing operations	**1,510,201**	**1,044,506**
Discontinued operations		
Gain from operations of discontinued subsidiary (including gain on disposal of $225,852)	225,852	1,282
Income tax	(51,334)	-
Income from discontinued operations	**174,518**	**1,282**
Net income	**1,684,719**	**1,045,788**
Income from continuing operations per share (US dollars) basic and diluted	0.2520	0.1743
Income from discontinued operations per share (US dollars) basic and diluted	0.0291	0.0002
Net income per share (US dollars)		

basic and diluted	0.2811	0.1745

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	For the nine months ended September 30, 2006	For the nine months ended September 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**1,684,719**	**1,045,788**
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	15,807	17,181
Depreciation and amortization	250,258	209,555
Loss on disposals of property, plant and equipment	4,764	6,923
Gains on investments	(395,341)	(3,285)
Gain from operations of discontinued subsidiary	(225,852)	-
Equity in net earnings of associate	(497)	(3,601)
Deferred income tax (benefit) / expense	(13,470)	12,716
Other movements	26,008	21,097
Changes in operating assets and liabilities		
Increase in accounts receivable	(155,745)	(54,577)
Increase in inventories	(68,914)	(40,712)
Increase in other current assets	(150)	(10,817)
Increase in loans provided by the subsidiary bank	(64,512)	(45,056)
(Decrease) / increase in accounts payable and other liabilities	(117,640)	76,277
Increase / (decrease) in current income tax payable	90,052	(49,198)
Net cash provided by operating activities	**1,029,487**	**1,182,291**
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of subsidiaries, net of cash acquired of $14,127	(1,348,063)	-
Proceeds from disposal of discontinued operations	274,563	-
Proceeds from sale of property, plant and equipment	9,475	8,973
Purchases and construction of property, plant and equipment	(415,320)	(420,908)
Proceeds from sale of investments	450,493	54,617
Purchase of investments	(44,015)	(30,766)
Movement of restricted cash	(1,534)	(2,974)
Net cash used in investing activities	**(1,074,401)**	**(391,058)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowings and notes payable	12,026	17,045
Repayment of borrowings and notes payable	(126,862)	(6,223)
Payments to controlling shareholders for common control transfer of interests in a new subsidiary	(104,000)	-
Dividends to shareholders	(432,376)	(174,643)
Net cash used in financing activities	**(651,212)**	**(163,821)**
Net (decrease) / increase in cash and cash equivalents	**(696,126)**	**627,412**
Effect of exchange rate changes on cash and cash equivalents	114,414	(43,284)
Cash and cash equivalents at the beginning of the period	1,924,148	1,348,615
Cash and cash equivalents at the end of the period	**1,342,436**	**1,932,743**

	Common stock	Statutory reserve	Additional paid-in	Accumulated other	Retained earnings	Total stockholders'

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME			capital	comprehensive income		equity
Balance at December 31, 2005	**221,173**	**10,267**	**1,812**	**72,129**	**4,809,094**	**5,114,475**
Comprehensive income:						
Net income	-	-	-	-	1,684,719	**1,684,719**
Other comprehensive income:						
Net unrealized gain on a change in valuation of investments	-	-	-	(1,187)	-	**(1,187)**
Translation adjustment	-	-	-	414,075	-	**414,075**
Comprehensive income						**2,097,607**
Dividends to shareholders	-	-	-	-	(784,853)	**(784,853)**
Payments to controlling shareholders for common control transfer of subsidiary interests	-	-	-	-	(104,000)	**(104,000)**
Balance at September 30, 2006	**221,173**	**10,267**	**1,812**	**485,017**	**5,604,960**	**6,323,229**

For further information:

NLMK
Anton Bazulev +7 495 915 1575

Financial Dynamics
Jon Simmons +44 207 831 3113

END

Close

END